Filed by Government Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Registration Statement on Form S-4: 333-227616

Date: November 6, 2018

On November 6, 2018, Government Properties Income Trust and Select Income REIT made available on each company’s website the following investor presentation.

Gov e rnmen t Pr operties Inc ome Tr us t Select Inc ome REIT Office P r o perties Inc ome Tr us t Nareit REITwo rld Nov e mber 2018 1800 Novell Place Provo, UT 4O05f,f6i9c9eSqP. rfto. perties Income Trust

DISCLAIMERS WARNING CONCERNING FORWARD LOOKING STATEMENTS THIS PRESENTATION CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER GOVERNMENT PROPERTIES INCOME TRUST (NASDAQ: GOV), OR GOV, AND SELECT INCOME REIT (NASDAQ: SIR), OR SIR, USE WORDS SUCH AS “BELIEVE,” “EXPECT,” “ANTICIPATE,” “INTEND,” “PLAN,” “ESTIMATE,” “WILL,” “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, THEY ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON GOV’S AND SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE: • THE CLOSING OF SIR’S MERGER WITH GOV IS SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS, INCLUDING THE RECEIPT OF REQUISITE APPROVALS BY SIR’S AND GOV’S SHAREHOLDERS AND SIR’S DISTRIBUTION OF ITS ILPT COMMON SHARES. GOV AND SIR CANNOT BE SURE THAT ANY OR ALL OF SUCH CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE BY DECEMBER 31, 2018 OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT MAY CHANGE. THE MERGER WILL REQUIRE APPROVAL OF SIR’S SHAREHOLDERS AND THE ISSUANCE OF GOV COMMON SHARES IN THE MERGER WILL REQUIRE APPROVAL OF THE GOV SHAREHOLDERS. SUCH APPROVALS WILL BE SOLICITED BY A JOINT PROXY STATEMENT/PROSPECTUS, A PRELIMINARY VERSION OF WHICH WAS INCLUDED AS PART OF THE REGISTRATION STATEMENT ON FORM S-4 FILED BY GOV WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, ON OCTOBER 26, 2018. THE REGISTRATION STATEMENT ON FORM S-4 MUST BE DECLARED EFFECTIVE BY THE SEC BEFORE THE JOINT PROXY STATEMENT/PROSPECTUS CAN BE MAILED TO SIR’S SHAREHOLDERS AND GOV'S SHAREHOLDERS. THE AMOUNT OF TIME IT TAKES FOR THE SEC TO DECLARE THE REGISTRATION STATEMENT EFFECTIVE IS BEYOND SIR’S AND GOV'S CONTROL. ACCORDINGLY, SIR AND GOV CANNOT BE SURE THAT THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT WILL BE CONSUMMATED WITHIN A SPECIFIED TIME PERIOD OR AT ALL OR THAT THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT WILL NOT CHANGE. SIR EXPECTS TO DISTRIBUTE ALL OF ITS ILPT COMMON SHARES TO SIR’S SHAREHOLDERS PRIOR TO THE CONSUMMATION OF THE MERGER. THIS DISTRIBUTION IS SUBJECT TO THE SATISFACTION OR WAIVER OF SPECIFIED CONDITIONS, INCLUDING AMONG OTHER THINGS, OBTAINING THE REQUISITE SHAREHOLDER APPROVALS WITH RESPECT TO THE MERGER. GOV AND SIR CANNOT BE SURE WHEN OR IF THOSE CONDITIONS WILL BE SATISFIED OR THAT THE DISTRIBUTION BY SIR OF ITS ILPT COMMON SHARES WILL OCCUR. COMPLETION OF SIR’S DISTRIBUTION OF ITS ILPT COMMON SHARES IS NOT CONDITIONED UPON CONSUMMATION OF THE MERGER. AS A RESULT, THERE IS A RISK THAT SUCH DISTRIBUTION WILL BE COMPLETED AND THE MERGER WILL NOT BE CONSUMMATED, LEAVING SIR A SIGNIFICANTLY SMALLER COMPANY THAT WILL NO LONGER BENEFIT FROM ILPT'S INCOME OR RECEIVE DISTRIBUTIONS FROM ILPT. • • • Office Properties Income Trust 2

DISCLAIMERS WARNING CONCERNING FORWARD LOOKING STATEMENTS • GOV’S AND SIR’S EXPECTATIONS FOR OPI AFTER THE EFFECTIVENESS OF THE MERGER, INCLUDING THAT GOV WILL EFFECT A REVERSE STOCK SPLIT OF OPI’S COMMON SHARES, ARE CONTINGENT UPON THE CONSUMMATION OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND MAY NOT OCCUR. FOLLOWING THE DISTRIBUTION BY SIR OF ITS ILPT COMMON SHARES AND COMPLETION OF THE MERGER, OPI’S ANNUAL DISTRIBUTION RATE IS EXPECTED TO RANGE BETWEEN $0.50 AND $0.60 PER COMMON SHARE (BEFORE GIVING EFFECT TO THE ONE FOR-FOUR REVERSE STOCK SPLIT). THERE IS NO ASSURANCE THAT OPI WILL PAY OR MAINTAIN THAT, OR ANY OTHER, LEVEL OF DISTRIBUTION. OPI IS EXPECTED TO SELL UP TO $750 MILLION OF ASSETS TO REDUCE ITS LEVERAGE TO STATED TARGETS. HOWEVER, OPI MAY NOT BE ABLE TO SUCCESSFULLY SELL ASSETS IN THE FUTURE. ALSO, OPI MAY SELL ASSETS AT PRICES THAT ARE LESS THAN THEIR CARRYING VALUES AND OPI MAY INCUR FUTURE LOSSES. OPI MAY SELL THE COMMON SHARES OF THE RMR GROUP INC. (NASDAQ: RMR), OR RMR, THAT OPI WILL OWN FOLLOWING THE MERGER. THE COMPLETION OF ANY SALE OF OPI’S RMR COMMON SHARES WILL BE SUBJECT TO VARIOUS CONDITIONS AND CONTINGENCIES. IF THESE CONDITIONS ARE NOT SATISFIED OR THE SPECIFIED CONTINGENCIES DO NOT OCCUR, ANY SALE BY OPI OF ITS RMR COMMON SHARES MAY BE DELAYED OR MAY NOT BE COMPLETED. GOV AND SIR EXPECT TO REALIZE A NUMBER OF BENEFITS FROM THE MERGER, THE DISTRIBUTION BY SIR OF ITS ILPT COMMON SHARES AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ELIMINATION OF THE CROSS OWNERSHIP OF GOV, SIR AND ILPT, BETTER LADDERED LEASE EXPIRATIONS, INCREASED SCALE, ENHANCED DIVERSIFICATION AND ILPT’S INCREASED PUBLIC FLOAT. THESE STATEMENTS ARE CONTINGENT UPON THE CONSUMMATION OF THE MERGER, THE DISTRIBUTION BY SIR OF ITS ILPT SHARES AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND MAY NOT OCCUR. FURTHER, EVEN IF THESE TRANSACTIONS OCCUR, THE EXPECTED BENEFITS MAY NOT MATERIALIZE. THIS PRESENTATION CONTAINS CERTAIN ADJUSTED FINANCIAL INFORMATION, INCLUDING CERTAIN ASSUMPTIONS REGARDING THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE ADJUSTED FINANCIAL INFORMATION IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF OPI’S EXPECTED FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE PERIOD. • • • • • THE INFORMATION CONTAINED IN GOV’S AND SIR’S FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION “RISK FACTORS” IN GOV’S AND SIR’S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM GOV’S AND SIR’S FORWARD LOOKING STATEMENTS. GOV’S AND SIR’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON GOV’S OR SIR’S FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, GOV AND SIR DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. Office Properties Income Trust 3

DISCLAIMERS ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT In connection with the merger and other transactions discussed in this presentation, GOV has filed with the SEC a registration statement on Form S-4, as amended, containing a preliminary joint proxy statement/prospectus and other documents with respect to the merger and other transactions with respect to both GOV and SIR. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS. After the registration statement for the merger has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the GOV and SIR shareholders. Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com. PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, GOV and SIR’s manager, and its parent and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV and SIR shareholders in connection with the merger and the other transactions contemplated by the merger agreement are set forth in a preliminary joint proxy statement/prospectus for the merger filed, and will be set forth in the definitive joint proxy statement/prospectus for the merger to be filed, with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above. THIRD PARTY INFORMATION This presentation may contain or refer to third party reports and other information relating to GOV, SIR, RMR or other persons. The author and source of any third party information and the date of its publication are clearly and prominently identified. None of GOV, SIR or RMR has communicated with the providers of this information in this presentation. None of GOV, SIR or RMR has assisted in the preparation of the third party information, guarantee the accuracy, completeness or availability of the third party information or explicitly or implicitly endorse or approve such information. Office Properties Income Trust 4

DEAL SUMMARY OVERVIEW Government Properties Income Trust (Nasdaq: GOV) and Select Income REIT (Nasdaq: SIR) have entered a definitive merger agreement to create a leading office REIT focused on owning, operating and leasing buildings primarily leased to single tenants and high credit quality tenants like government entities. • • The surviving company in the merger will be GOV and it will change its name to Office Properties Income Trust (Nasdaq: OPI) upon closing the merger. OPI will continue to be managed by the operating subsidiary of The RMR Group Inc. (Nasdaq: RMR). • OPI will own, on an adjusted1 basis, 213 buildings containing 30.2 million square feet in 38 states and the District of Columbia, with undepreciated gross assets of $5.7 billion2, occupancy of 92% and a weighted average remaining lease term by revenue of 5.8 years. In addition, approximately 66% of OPI’s annualized rent will be paid by tenants that are investment grade rated 3. • The creation of OPI will eliminate the cross ownership between GOV, SIR and Industrial Logistics Properties Trust (Nasdaq: ILPT), which we believe is a key benefit of the merger. 1. As of September 30, 2018, excluding ILPT, adjusted for the sale of SIR common shares owned by GOV and for 50 buildings containing 3.4 million square feet that are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $438.5 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. 2. Based on the closed price of GOV’s common shares as of October 30, 2018. 3. As of September 30, 2018. Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty the tenant’s lease obligations. As of September 30, 2018, tenants contributing 60.2% of OPI’s annualized rental income were investment grade rated (or their payment obligations to us were guaranteed by an investment grade rated parent) and tenants contributing an additional 6.2% of OPI’s annualized rental income were subsidiaries of an investment grade rated parent (although these parent entities are not liable for our rents). Offffiice Properties Income Trrustt 5

DEAL SUMMARY STRUCTURE The merger will be a stock for stock exchange whereby SIR shareholders will receive 1.04 shares of GOV for each common share of SIR based on a fixed exchange ratio. Prior to October 9, 2018, GOV owned 24.9 million common shares, or 27.8%, of SIR’s outstanding common shares. Additionally, SIR currently owns 45 million common shares, or 69.2%, of ILPT, a REIT focused on owning warehouse distribution and e- commerce fulfillment centers throughout the United States. The following transactions will take place prior to the close of the merger: • • • •  GOV sold all of its common shares of SIR on October 9, 2018. • GOV will retain the ability to vote these shares for the merger because the sale of SIR shares occurred after the record date for the merger. - SIR will distribute all of its common shares of ILPT to SIR shareholders as a special dividend. • • The ILPT share distribution is contingent upon shareholder approvals to the merger. SIR shareholders will receive approximately 0.503 shares of ILPT for every one share owned in SIR as of the to be determined record date for the special dividend. SIR shares sold by GOV will be fully eligible to receive SIR’s special dividend of its common shares of ILPT. • • For the applicable merger-related proposals to be approved, SIR requires the affirmative vote of a majority of shares outstanding and GOV requires the affirmative vote of a majority of the votes cast. GOV and SIR shareholders will own approximately 52% and 48% of OPI, respectively. GOV and SIR expect that post-merger OPI will pay an annual per share dividend ranging between $0.50 and $0.60 (before giving effect to the one-for-four reverse stock split expected to be completed following the merger) based on a target dividend payout ratio of 75% of projected cash available for distribution, or CAD. • • - There is no plan to change the current dividend at GOV or SIR prior to closing. • RMR has agreed to waive the termination fee associated with the business management agreement and property management agreement specific to this merger transaction. - RMR management has also agreed to waive their rights to accelerated vesting of the unvested shares in SIR. TIMING • GOV and SIR expect to consummate the merger by December 31, 2018. Offffiice Properties Income Trrustt 6

TRANSACTION SEQUENCING Existing Ownership Structure Transaction Steps GOV and SIR filed a preliminary joint proxy statement/prospectus with the SEC. GOV Shareholders 100% GOV GOV sold its 24.9 million common shares of SIR for cash, which GOV used to reduce outstanding debt. 27.8% 72.2% SIR Shareholders SIR SEC declares the joint proxy statement/prospectus effective. GOV and SIR mail the joint proxy statement/prospectus to shareholders. 69.2% 30.8% ILPT Shareholders ILPT GOV and SIR hold shareholder meetings to consider the proposed merger. Post Closing Ownership Structure After GOV and SIR shareholders approve the merger, SIR distributes its 45 million common shares of ILPT to SIR shareholders as a special dividend. OPI Shareholders ILPT Shareholders Merger closes, GOV changes its name to Office Properties Income Trust (Nasdaq: OPI). 100% 100% In a plan to further reduce leverage, OPI has identified approximately $750 million of properties to sell. OPI ILPT Office Properties Income Trust 7

SUMMARY OF KEY BENEFITS The elimination of cross ownership, coupled with greater scale and attractive portfolio characteristics is expected to create a leading national office REIT focused on buildings primarily leased to single tenants and those with high credit quality characteristics like government entities. 10451 Clay Road Houston, TX 97,295 Sq. ft. + Eliminating cross ownership provides greater business clarity, removes the co-dependence from other companies on financial results and may result in trading multiples that are more consistent with the OPI and ILPT peer groups. + Increases scale, improves diversification, better ladders the lease expiration schedule and creates a broader investment strategy for OPI. + Setting the dividend to a target approximately 75% CAD payout ratio provides OPI with greater financial flexibility. + Creates a leading office REIT with quality portfolio characteristics. + Places OPI on a path to reduce leverage and strengthen its credit metrics. + Limited integration risk due to GOV and SIR being under the common management of RMR. + Expense savings of approximately $3.1 million are expected. Office Properties Income Trust 8

GOV CHALLENGES & BENEFITS Transaction Benefits Current Challenges Eliminates cross-ownership, simplifies ownership structure and investment strategy while removing the co-dependence on financial results. Ownership of SIR shares complicates capital structure and financial results. 1 1 Extends the weighted average remaining lease term, or WALT, and better ladders the lease expiration schedule. Concentration of near-term lease expirations resulting in high annual leasing capital needs. 2 2 Sets the dividend to a target 75% CAD payout ratio. Dividend is expected to be significantly higher from the combined company than from standalone GOV. 3 3 High dividend payout ratio. Increases scale and diversification, while providing a clear path to reduce leverage and strengthen credit metrics. Small size, high tenant concentration and elevated leverage compared to the peer group. 4 4 Office Properties Income Trust 9 Increased Scale and Diversity Greater tenant and geographic diversity and increased WALT, coupled with existing strong credit tenant metrics, creates a office REIT with greater scale and broader growth potential.

SIR CHALLENGES & Current Challenges BENEFITS Transaction Benefits Complicated capital structure with GOV as largest shareholder and significant ILPT ownership position. Consolidation of ILPT is necessary to maintain investment grade ratings. OPI and ILPT will become disentangled, which eliminates SIR’s co-dependence on ILPT’s financial results. 1 1 Increasing the public common share float for ILPT and eliminating SIR’s control may have a positive impact on ILPT’s trading multiple relative to its peer group. ILPT is trading at a discount relative to its industrial peer group and may be undervalued in the public equity market. 2 2 Increased scale, greater diversification and a broader investment strategy, and setting the dividend to a target 75% CAD payout ratio provides for better financial flexibility. Small asset base, elevated leverage profile and high dividend payout ratio without ILPT as a consolidated subsidiary. 3 3 Office Properties Income Trust 10 Two Distinct and Improved Investments This transaction results in the separation of the office and industrial investments from each other. OPI will have greater scale and improved tenant credit profiles, creating an office REIT with broader growth potential.

SIGNIFICANTLY (As of September 30, 2018)1 SCALING THE PORTFOLIO GOV OPI SIR Buildings Square Feet (mm) WALT % Investment Grade Tenants2 Expiring Leases 2018 - 2021 Number of States3 Occupancy (based on sq. ft.) % of Annualized Rent from Top 10 Tenants 1. As of September 30, 2018, excluding ILPT, adjusted for the sale of SIR common shares owned by GOV and for 50 buildings containing 3.4 million square feet that are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $438.5 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. 2. As of September 30, 2018. Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty the tenant’s lease obligations. As of September 30, 2018, tenants contributing 60.2% of OPI’s annualized rental income were investment grade rated (or their payment obligations to us were guaranteed by an investment grade rated parent) and tenants contributing an additional 6.2% of OPI’s annualized rental income were subsidiaries of an investment grade rated parent (although these parent entities are Office Properties Income Trust not liable for our rents). 3. Including District of Columbia. 11 213 30.2 5.8 66% 29% 39 92% 46% 114 13.6 4.5 75% 46% 31 94% 71% 99 16.6 7.4 56% 11% 28 90% 40%

801 K Street Sacramento, CA 337,811 Sq. ft. TENANT RISK PROFILE (As of September 30, 2018 / $ in 000’s)1 SIR OPI GOV 18% 22% 26% 7% 56% 12% 66% 18% 75% Investment Grade2 Non-Investment Grade Not Rated Income State of California Investment Grade 18,813 2.8% Bank of America Corporation Investment Grade 15,457 2.3% Andeavor Investment Grade 13,809 2.1% WestRock Co Investment Grade 12,295 1.9% Northrop Grumman Corporation Investment Grade 10,374 1.6% Technicolor SA Non Investment Grade 9,790 1.5% Micro Focus International plc Non Investment Grade 7,940 1.2% PNC Bank Investment Grade 6,741 1.0% BAE Systems plc Investment Grade 6,421 1.0% Allstate Insurance Co. Investment Grade 6,038 0.9% 1. As of September 30, 2018, excluding ILPT, adjusted for the sale of SIR common shares owned by GOV and for 50 buildings containing 3.4 million square feet that are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $438.5 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. 2. Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty lease obligations. Office Properties Income Trust 12 $382,684 57.8% ServiceNow, Inc. Not Rated 6,140 0.9% State of Georgia Investment Grade 6,727 1.0% ARRIS International plc Non Investment Grade 7,485 1.1% Commonwealth of Massachusetts Investment Grade 9,672 1.5% Tyson Foods, Inc. Investment Grade 9,824 1.5% CareFirst Inc. Non Investment Grade 11,265 1.7% F5 Networks, Inc. Not Rated 13,656 2.1% Noble Energy, Inc. Investment Grade 14,479 2.2% Shook, Hardy & Bacon L.L.P. Not Rated 18,307 2.8% Top 20 Tenants Credit Rating Annualized Rental Income % of Total Annualized Rental US Government Investment Grade $177,451 26.7%

PORTFOLIO DIVERSITY (As of September 30, 2018)1 SIR 12% OPI GOV 11% 3% 1% 1% 4% 3% 2% 1% 1% 1% 6% 6% 9% Tenant Industry Diversity 9% 5% 3% 1% 12% 2% 1% 13% 14% 16% 32% 40% 16% 75% OPI GOV SIR Geographic Diversity Other 32% Other 40% CA 12% Other 45% DC 19% TX 11% GA 7% DC 10% CA 11% MD 12% MD 7% GOV SIR OPI Rental Income Diversity 29% 40% 46% Top 10 Tenants Other Tenants 60% 54% 71% 1. As of September 30, 2018, excluding ILPT, adjusted for the sale of SIR common shares owned by GOV and for 50 buildings containing 3.4 million square feet that are expected to be sold prior to year0-end 2018 for total gross proceeds of approximately $438.5 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. Office Properties Income Trust 13

LEASE EXPIRATIONS (As of September 30, 2018)1 GOV 36% 2018-2021 2022-2024 2025-2027 2028+ 10% 2018 & 2019 2020 2021 2022 2023 2024+ 70% SIR 2018-2021 2022-2024 2025-2027 2028+ 9% 5% 3% 2% 28% 2018 & 2019 2020 2021 2022 2023 2024+ OPI 52% 2018-2021 2022-2024 2025-2027 2028+ 10% 9% 8% 7% 18% 2018 & 2019 2020 2021 2022 2023 2024+ 1. As of September 30, 2018, excluding ILPT, adjusted for the sale of SIR common shares owned by GOV and for 50 buildings containing 3.4 million square feet that are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $438.5 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. Office Properties Income Trust 14 14% 11% 24% 14% 8%9%9%

INCREASED (As of September 30, 2018) SCALE $6.0 $5.0 $4.0 of Assets $3.0 $2.0 $1.0 $- 1. Source: SNL Financial. 2. As of September 30, 2018, excluding ILPT, adjusted for the sale of SIR common shares owned by GOV and for 50 buildings containing 3.4 million square feet that are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $438.5 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. 3. SIR excluding ILPT. 4. GOV adjusted for the sale of its SIR common shares. Office Properties Income Trust 15 5. Derived from Unaudited Pro Forma Consolidated Financial Information included in GOV’s Current Report on Form 8-K filed with the SEC on October 12, 2018. Total Assets of Office REIT Peers $5.9 ($ in billions)1 $5.0 $4.7 $4.3 Total Depreciated Book Value $4.1 $3.9 $3.7 $3.6 $3.2 $3.0 $1.7 $1.6 $1.0

OPI PORTFOLIO Office Properties Income Trust Clockwise from top left: 11 Dupont Circle NW, Washington, DC. 7958 South Chester St., Centennial, CO. Two Commercial Place, Norfolk, VA. 2555 Grand Blvd., Kansas City, MO. 1800 Novell Place, Provo, UT.

OPI BUSINESS STRATEGY Investment Focus Office properties primarily in markets that have strong economic fundamentals to support growth. 1 Properties primarily leased to single tenants. - Strategic to the tenant, which may include: built-to-suit properties, corporate headquarters and buildings where tenants have invested meaningful capital. Minimum remaining lease term of seven years. - 2 Properties leased to government tenants - - Single tenant and multi-tenant. Focus on agencies that have high security needs or a mission strategic to the buildings’ location. 3 Primarily first generation buildings where there is a reasonably high probability of renewing the tenant in place and where ongoing capital needs are expected to be modest. Capital Recycling Upon achieving leverage targets, OPI expects to maintain an ongoing capital recycling program whereby it will strive to sell between $100 million to $300 million of properties annually to: - - - Improve the average age of its properties. Improve leasing prospects. Manage ongoing capital expenditures. - - Improve the WALT. Shape geographic and tenant diversification. Office Properties Income Trust 17

SUMMARY OF KEY BENEFITS The elimination of cross ownership, coupled with greater scale and attractive portfolio characteristics is expected to create a leading national office REIT focused on buildings primarily leased to single tenants and those with high credit quality characteristics like government entities. 10451 Clay Road Houston, TX 97,295 Sq. ft. + Eliminating cross ownership provides greater business clarity, removes the co-dependence from other companies on financial results and may result in trading multiples that are more consistent with the OPI and ILPT peer groups. + Increases scale, improves diversification, better ladders the lease expiration schedule and creates a broader investment strategy for OPI. + Setting the dividend to a target approximately 75% CAD payout ratio provides OPI with greater financial flexibility. + Creates a leading office REIT with quality portfolio characteristics. + Places OPI on a path to reduce leverage and strengthen its credit metrics. + Limited integration risk due to GOV and SIR being under the common management of RMR. + Expense savings of approximately $3.1 million are expected. Office Properties Income Trust 18

APPENDIX Office Properties Income Trust 19

PROPERTY DISPOSITION DETAIL Details regarding properties expected to be sold prior to year-end 2018: 1. Sales are subject to conditions, so no assurance can be made that the properties will be sold for the gross proceeds indicated or at all. Office Properties Income Trust 20 # of DescriptionBuildingsSquare FootageGross ProceedsStatus Washington DC Office1 (GOV) 1 129,035 $70,000,000 Under Agreement Metro DC Portfolio1 (GOV) 34 1,635,868 201,500,000 Under Agreement Southern VA Portfolio1 (GOV) 15 1,641,109 167,000,000 Under Agreement Total 50 3,406,012 $438,500,000

Gov e rnmen t Pr operties Inc ome Tr us t Select Inc ome REIT Office P r o perties Inc ome Tr us t Nareit REITwo rld Nov e mber 2018 1800 Novell Place Provo, UT 4O05f,f6i9c9eSqP. rfto. perties Income Trust